Grupo Supervielle S.A.

Bartolomé Mitre 434, 5th Floor
C1036AAH, Buenos Aires
Republic of Argentina

July 19, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attn: Era Anagnosti

Re:     Grupo Supervielle S.A.

Registration Statement on Form F-3 (File No. 333-218778)

Dear Ms. Anagnosti:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on July 21, 2017 or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Grupo Supervielle S.A. (the “Company”) acknowledges that:

(i)        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve any of the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)      the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrés de la Cruz of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2208 or via email at adelacruz@cgsh-arg.com or Emilio Minvielle of Cleary Gottlieb Steen & Hamilton LLP at +54 11 5556-8922 or via email at eminvielle@cgsh-arg.com, counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

GRUPO SUPERVIELLE S.A.

		By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer

cc:	Andrés de la Cruz, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Emilio Minvielle, Esq.
Cleary Gottlieb Steen & Hamilton LLP